FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2008
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
April 8, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX STARTS PHASE III TRIAL OF TECTIN™ FOR CANCER PAIN
Vancouver, BC (April 8, 2008) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) announced today the enrolment and dosing of the first patient in a Phase III clinical trial of Tectin™, the Company’s lead product candidate, for cancer pain. This clinical trial (TEC-006) is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin™ to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.
Trial Design
The objective of the TEC-006 trial is to evaluate the efficacy and safety of Tectin™ vs. placebo in patients with inadequately controlled cancer-related pain. The primary endpoint is a composite of pain outcome and quality of life measurements using validated pain assessment tools. The secondary endpoints include the onset and duration of pain relief.
The TEC-006 trial was designed based on a reanalysis of WEX’s previous Phase IIB trial in cancer pain (WEX-014) and extensive consultation with regulatory authorities. “Based on our reanalysis of the data from our previous trial, we are optimistic about our chances of success in the TEC-006 trial,” said Bin Huang, WEX’s President and CEO. The reanalysis was published in the April 2008 issue of the Journal of Pain and Symptom Management.
The trial will enroll patients with moderate to severe inadequately controlled cancer-related pain related either to their disease or its treatment. Patients will be randomly assigned to receive either Tectin™ or placebo for a treatment period of four days. Efficacy and safety assessments will be conducted over a period of fifteen days or until pain returns. All patients participating in the TEC-006 trial, both those receiving drug and those receiving placebo, will be given the opportunity to participate in an open-label clinical trial (TEC-006OL) where all patients will receive Tectin™. In TEC-006OL, multiple cycles of Tectin™ will be given as long as patients experience pain relief. This open-label trial is designed to gather long-term efficacy and safety data.
If successful, the results of these clinical trials would be the basis for regulatory filings in Canada seeking approval to market Tectin™ for cancer pain.
The clinical trials will be conducted at approximately 15 medical centres in Canada. Approximately half of the sites have been identified and initiated. The Company anticipates that the enrolment of the 120 patients will take 18 to 24 months. An interim analysis will be conducted after 60 patients have completed dosing and data are available for analysis.

Market Opportunity
At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.
In addition to the unmet medical need, the number of patients suffering from cancer continues to grow. In North America alone, based on estimates provided by the American Cancer Society and the Canadian Cancer Society, 1,604,820 were diagnosed with cancer in the United States and Canada in 2007. Between 75% and 90% of patients with metastatic or advanced stage cancer will experience significant cancer-induced pain. In hospitalized patients, 79% experience pain, with 46% experiencing severe pain despite analgesic therapy. Moreover, the actual treatment of cancer can cause pain, with chemotherapy-induced peripheral neuropathy occurring in about half of patients receiving some types of chemotherapy. The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.
About Tectin™
The active ingredient in Tectin™ is tetrodotoxin, a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. It is believed that there are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

WEX PHARMACEUTICALS INC.
Suite 1601 — 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE
April 29, 2008
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX ANNOUNCES SUCCESSFUL REEXAMINATION OF KEY PATENT COVERING USES OF TECTIN
Vancouver, BC (April 29, 2008) - WEX Pharmaceuticals Inc. (“WEX” or the “Company”) (TSX: WXI) announced today that the U.S. Patent and Trademark Office has issued a Reexamination Certificate for United States Patent No. 6,407,088, titled “Method of Analgesia”. This patent relates to the use of tetrodotoxin (TTX) for producing analgesia in humans. The successful reexamination strengthens the intellectual property rights for Tectin, the Company’s lead product candidate.
About the Patent
As reexamined, the patent maintains broad protection for the use of TTX at pharmaceutically acceptable doses to relieve pain in humans. Also covered in the patent’s 27 claims are derivatives of TTX and various dosing schedules and routes of administration including subcutaneous injection, intramuscular injection, oral formulations and skin patches.
About the Reexamination
In November 2005, WEX requested that the patent, which was originally issued on June 18, 2002, be reexamined in light of prior art discovered during an extensive search. WEX chose to voluntarily undergo reexamination to ensure that this key patent remains strong and enforceable.
“It is critically important for WEX to maximize the protection for the use of TTX and derivatives. It was for this reason that WEX took the unusual step of requesting a reexamination of its own patent. We are very pleased that this strategy has resulted in strengthening the broadest of our many patents protecting Tectin,” said Bin Huang, WEX’s President and CEO.
About Tectin
The active ingredient in Tectin is tetrodotoxin (TTX), a highly selective sodium channel blocker derived from the puffer fish. Sodium channels are found on nerves and are involved in transmission of nerve impulses. Tetrodotoxin targets a subset of sodium channels found on nerves which conduct pain impulses. There are changes to this subset of sodium channels in chronic pain conditions. Tetrodotoxin is extremely potent, and much lower dosages are needed to produce an analgesic effect than with other drugs.
WEX recently started a Phase III clinical trial of Tectin for the treatment of cancer pain. This clinical trial (TEC-006) is a multicentre, randomized, double-blind and placebo-controlled trial comparing the efficacy and safety of Tectin to placebo in approximately 120 patients with moderate to severe inadequately controlled cancer-related pain.

Market Opportunity
At present, the management of severe cancer pain generally includes the use of morphine and other opiates. This can often result in undesirable side effects, and treatment with this type of medication is not always effective. Because currently available pain-relieving therapy is unsatisfactory for many patients, there is a need for new therapeutic approaches for the management of moderate or severe cancer pain.
In addition to the unmet medical need, the number of patients suffering from cancer continues to grow. In North America alone, based on estimates provided by the American Cancer Society and the Canadian Cancer Society, 1,604,820 were diagnosed with cancer in the United States and Canada in 2007. Between 75% and 90% of patients with metastatic or advanced stage cancer will experience significant cancer-induced pain. In hospitalized patients, 79% experience pain, with 46% experiencing severe pain despite analgesic therapy. Moreover, the actual treatment of cancer can cause pain, with chemotherapy-induced peripheral neuropathy occurring in about half of patients receiving some types of chemotherapy. The global market for pain therapeutics used in cancer patients was approximately US$15.2 billion in 2005 and this is expected to reach at least US$23 billion by 2010.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.

FOR FURTHER INFORMATION PLEASE CONTACT:
WEX Pharmaceuticals Inc.
Dr. Bin Huang
President & CEO
(604) 683-8880 or Toll Free: 1-800-722-7549
Website: www.wexpharma.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer